OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SupPorter, Inc.

3423 Piedmont Rd NE
Atlanta, GA 30305

http://supporterinc.io/

2000 shares of Common Stock and SP Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 200,000 Share of Common Stock ($1,000,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 Shares of Common Stock ($10,000)

Company	SupPorter, Inc.
Corporate Address	Atlanta Tech Village 3423 Piedmont Rd NE Atlanta, GA 30305
Description of Business	Blockchain Fundraising Solutions
Type of Security Offered	Common Stock and SP Tokens
Purchase Price of Security Offered	$5.00 per Share of Common Stock
Minimum Investment Amount (per investor)	$500

Perks

The Offering includes 250 SP tokens for every $5.00 invested. In addition, the following bonuses apply, and these tokens are subject to the Discount Rates and Terms noted below.

<u>Token Discount Rates:</u>

$500+ — If you invest **$500-$1,999**, you will receive a **2%** Discount Rate.

$2,000+ — If you invest **$2,000-$9,999**, you will receive a **4%** Discount Rate.

$10,000+ — If you invest **$10,000-$49,999**, you will receive a **6%** Discount Rate.

$50,000+ — If you invest **$50,000-$99,000**, you will receive a **10%** Discount Rate.

$100,000+ — If you invest **$100,000** you will receive a **15%** Discount Rate.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

Terms of Tokens

SP Tokens

Description: SP Tokens will be an ERC20 Token built on the Ethereum Blockchain and function as the primary medium of exchange in a newly created decentralized donation marketplace. Organizations will be able to accept and track SP Tokens in a manner that is cheaper, faster and more transparent than the current FIAT alternatives.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** No plans at this time
- **Expected Network Launch date:** 2019
- **Total amount of Tokens authorized for creation:** 1,000,000,000,000
- **Amount of Tokens or Rights to Tokens already issued:** None
- **Will they be listed on Exchanges:** The SP Token may be listed on Exchanges should it be deemed beneficial to token holders.
    - **if so, which:** Unknown at this time

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the JonCoin tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

SupPorter, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Common Stock at $5 / share, you will receive 2 Common Stock bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Organizations will sign up with SupPorter at no cost, which will allow them to accept, deploy and track SP Tokens. These tokens will be processed in a decentralized manner via the open, secured, Ethereum Blockchain, and without the need for a centralized intermediary such as a bank. This alone is expected to give an instant bump to an organization's bottom line by saving them 3-15% on processing fees.

Donations will be automatically recorded on the Distributed Ledger, and the use of Smart Contracts will give donors the ability to implement "Conditional Giving". Meaning, donations can only be executed if certain requirements are met. This will provide donors with complete security knowing that their donation is being used as intended.

SupPorter is also expected to radically simplify the Year-end filing process. Data from the Distributed Ledger can easily be sorted, analyzed and inputted into financial reporting forms. For example, IRS Form 990 is currently a huge headache for Nonprofits. This form is typically over 50 pages and can take a team of accountants weeks to complete. With SupPorter, this process could be completed in a matter of minutes.

The beauty of SupPorter, is that donors don't have to use cryptocurrencies. This is because donations, regardless of currency, can be seamlessly converted into SP Tokens on the front and back-end. This means we're not asking older, more generous but less tech-savvy donors to change the way they have been supporting organizations for years.

The main competitve advantages of SupPorter can be summed up below.

Transparency for Use of Funds and Automated Year End Filing via the **Distributed Ledger.**

Instant Conversions and Conditional Giving via **Smart Contracts.**

Low Processing Fees and Instant Settlements via the **Blockchain.**

SupPorter is a company that already exist in the fundraising space. SupPorter is currently in development of merging blockchain technology onto it's existing platform, however there is already a working prototype as well as blueprints on how to build this out. We are currently in the process of seeking funds to finish the development/implementation of the actual Tokens that will be used on our platform, expand the platform to accept, deploy and track all types of currencies (including the SP token), and outboard organizations to start using our platform. We anticipate the token to be issued and fully usable to investors within a year of the closing of this offering.

Sales, Supply Chain & Customer Base

SupPorter is primarily a B2B Saas Business. Our customer based is primarily Nonprofit Organizations and Political Campaigns. They will sign up for a SupPorter Account, which we believe will offer a variety of advantages as described above.

Competition

While there are no direct competitors at this momnet, companies that facilitate payment for nonprofits and political campaigns such as Paypal, ActBlue, Stripe (etc...) as well as credit card companies such as Visa and MasterCard are the primary companies we expect to be in competition with.

Ownership Structure

Porter Technologies, LLC, 85% Ownership of Common Stock of SupPorter, Inc.

Inman Porter, 100% LLC Interest of Porter Technologies, LLC

Douglas Schwartz, 15% Ownership of Common Stock of SupPorter, Inc.

Liabilities and Litigation

None.

The team

Officers and directors

Inman Porter	Founder, Chief Executive Officer and Director

Inman Porter
Inman Porter grew up in the Fundraising Space and knows firsthand the many problems facing the industry. His father was a State Legislator for 28 years and eventually ran for Governor of Georgia at the same time his Mother ran for Lt. Governor of Georgia. Inman has a professional background in finance and technology, but has been a part of hundreds of fundraisers throughout his life. Inman graduated with a Bachelor's degree in Banking and Finance from the University of Georgia, which included a semester studying Economics at Harvard University. After spending over 5 years working for large financial institutions in New York City (most recently an Associate at Barclays '14-'15 and a Manager at W.P. Carey '15-'17), Inman saw the pitfalls of the traditional FIAT currency system first hand and became passionate about cryptocurrencies, but more importantly, the underlying Blockchain Technology behind them. In early 2017, Inman quit his job in New York to start SupPorter, a Blockchain Fundraising Solutions company based out of The Atlanta Tech Village (America's 4th Largest Tech Hub). SupPorter's goal is to increase transparency and efficiency as it relates to the nonprofit and political campaign fundraising process. Inman the Founder and CEO of Porter Technologies, LLC. He served there from 1/1/16 - Present. His primary job is SupPorter, which he spends about 75 hours per week on.

Number of Employees: 12

Related party transactions

The Company has not conducted any related party transactions. The Company is owned 85% by Porter Technology, LLC, which is wholly owned by Inman Porter, The Company's Founder, CEO and Director. As of 3/22/18, there has been no material transactions between these two companies.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents, trademarks and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently hold 1 provisional patent (EFS ID: 29333902) as well as a number of copyrights, Internet domain names, and trade secrets). We believe a valuable component of our business is it's intellectual property which may be challenged at any point in time.
- **There are several potential competitors who might be better positioned than we**

are to take the majority of the market should they replicate our business model We may compete with larger, more established companies who currently have similar products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This company is less then 5 years old and has not been tested by various market cycles.** The company currently has no revenues related to it's blockchain business. If you are investing in this company, it's because you think SupPorter is a good idea, that the IP Company will be able to secure the intellectual property rights to the SupPorter and that the company will secure the exclusive marketing and manufacture rights to SupPorter from the IP Company, that we will be able to successfully market, manufacture and sell SupPorter, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to be able to begin development operations.** There is no guarantee that the funds raise will be adequate to fully fund all operations of the company.
- **DO NOT INVEST IF YOU DO NOT UNDERSTAND THE BENEFITS ASSOCIATED WITH BLOCKCHAIN TECHNOLOGIES.** Purchasers should be undertaken only by individuals, entities, or companies that have experience with, and understanding of, the usage and intricacies of cryptographic tokens, like bitcoin ("BTC"), and blockchain based software systems. Purchasers should have functional understanding of storage and transmission mechanisms associated with cryptographic tokens. While the SupPorter, Inc. Team will be available to assist Purchasers during and after the sale, SupPorter, Inc. will not be responsible for lost BTC or any other currency resulting from actions taken by, or omitted by Purchasers. Note, in particular, that Purchasers should take great care to write down their wallet password and not lose it so as to be sure that they will be able to access their Tokens when it becomes available after the initial sale. If you do not have such experience or expertise, then you should not invest in our token sale.
- **CRYPTOGRAPHIC TOKENS MAY EXPERIENCE EXTREME PRICE VOLATILITY** Cryptographic tokens that possess value in public markets, such as BTC, have demonstrated extreme fluctuations in price over short periods of time on a regular basis. A Purchaser should be prepared to expect similar fluctuations, both down and up, in the price of our token denominated in BTC or United States dollars ("USD") or currencies of other such jurisdictions. Such fluctuations are due to market forces and represent changes in the balance of supply and

demand. SupPorter, Inc. cannot and does not guarantee market liquidity for SPT and therefore there may be periods of time in which our token is difficult to buy. Additionally, due to different regulatory dictates in different jurisdictions and the inability of citizens of certain countries to open accounts at exchanges located anywhere in the world, the liquidity of out token may be markedly different in different countries and this would likely be reflected in significant price discrepancies. By purchasing our token, you expressly acknowledge and represent that you fully understand that our token may experience volatility in pricing and will not seek to hold any of the SupPorter, Inc. Parties liable for any losses or any special, incidental, or consequential damages arising from, or in any way connected to our token generated event.

- **Valuation at this stage is speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our business and company projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and that SupPorter has priced the services at a level that allows the company to make a profit and still attract business.
- **THE PURCHASE HAS A NUMBER OF RISKS** Purchases of our token carries with it a number of risks. Prior to purchasing out token, you should carefully consider the risks and, to the extent necessary, consult an appropriate lawyer, accountant, or tax professional. If any of the following risks are unacceptable to you, you should not purchase our token. By purchasing our token, and to the extent permitted by law, you are agreeing not to hold any of the SupPorter, Inc. Parties liable for any losses or any special, incidental, or consequential damages arising from, or in any way connected, to the sale of our token, including losses associated with the risks set forth above.
- **FORWARD LOOKING STATEMENTS** The Company's Token Sale whitepaper and Start Engine Campaign Page contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about our industry, the Company management's beliefs, and assumptions made by Company management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Porter Technologies, LLC, 85.0% ownership, SupPorter, Inc. Common Stock
- Inman Porter, 100.0% ownership, LLC Interest of Porter Technologies, LLC
- Douglas Schwartz, 15.0% ownership, SupPorter Inc. Common Stock

Classes of securities

- Common Stock: 10,000,000

  Common Stock

  The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 10,000,000 shares currently outstanding.

  Voting Rights *(of this security)*

  The holders of shares of the Company's Common Stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution with regards to Common Stock. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The SupPorter Token will have a max supply of 1,000,000,000. Tokens will be minted on the blockchain and made impossible to issue more, therefore the risk of dilution as is applicable to typical securities definition is unlikely.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

SupPorter was incorporated on 12/15/15, and as of 3/22/18, has had only insignificant operating history. We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our blockchain enabled product, which we do not anticipate occurring until late 2018. Any and all of SupPorter's expenses has been funded by personal contributions made from it's founder Inman Porter. SupPorter can be classified as a "Lean Startup", and currently cost an insignificant amount of capital per year to stray operational. It is now because of the growth potential for SupPorter that we are seeking outside investments. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 36 months without revenue generation.

Financial Milestones

The company is investing for continued growth of the brand, software development and deployment, and is generating sizable net income losses as a result. Management currently projects positive 2018 revenue, dependent upon successful software deployment, and believes the company will generate positive net income beginning in 2019.

A large part of our business model relies on Software as a Service (SaaS) and Business to Business (B2B) marketing that takes time to develop, but will create a long term revolving revenue cycle with low overhead.

Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of our milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand operations and sales. If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

Liquidity and Capital Resources

As of March 22, 2018, the Company had a total cash available of $529.98. This amount of cash was made solely as a deposit to open up the account and eliminate the monthly fees it would have otherwise been charged by Wells Fargo. To date, we have been funded with capital contributions from the Company's founder Inman Porter. Inman Porter had a successful career in the Banking industry and these contributions have little impact to his net worth. While the company may have other source of capital available to it (lines of credit, family loans, required contributions by shareholders, etc...), the Company does not anticipate using these sources of capital unless deemed absolutely necessary. If this offering is fully subscribed, we anticipate we can operate our business for 18 to 36 months while securing future infusions of capital. Even if we are successful in this offering, we may seek to continue to raise capital under any method legally available to us.

Indebtedness

None.

Recent offerings of securities

None

Valuation

$50,000,000.00

The company was valued by a variety of factors including the opinions of the founding members of the Company, generally accepted valuations principals, and various other industry factors both general and specific to the ICO Market. This valuation is subject to change should any new information be presented which would affected any of the previously mentioned valuations factors. Specific factors in valuing the security include, but are not limited to: *What the Company Management Team believes is fair and reasonable. *The experienced Management team of the Company, which includes experts in the space as well of individuals that have been involved in multiple acquisitions and exits. * The trillion dollar ($500 Billion per year) fundraising industry we are trying to disrupt and capture. The Management team believes that over the course of 3-10 years an estimated .01% - 50% could be captured, which is $50,000,000 - $250,000,000,000 in payments going through our platform which we can build a profitable business infrastructure around through processing fees or other services. * The dollar amount and overhead reductions we potentially have to offer organizations using our platform, which we will be able to charge for. *The low overhead cost of maintaining a Technology Company like ours. *The current explosive growth and return rate of crytpocurrencies and Blockchain based businesses. *The current explosive growth of social good concepts and business perceptions. *Our fundraising goals. Considering a 30% of token allocation to investors through our ICO. Should we seek to only raise $30,000,000 via our token generated event (which we consider on the low end and achievable considering companies like EOS are raising $1,000,000,000 + in ICOs), at a 30% allocation that puts the total token monetary value of the company at almost $100,000,000. The book value would be approximately $50,000,000 as well. This also gives the company sufficient runway and resources to build out a global platform over an at least a 5 year time horizon. Using traditional Venture Capitalist metrics, this would be valuating our company without a multiplier, with typical companies in our field having multipliers of 10X-100X. *The Common Stock Equity Shares pursuant to this offering come with a unique perk of 250 SP Tokens per share, which we believe can be factored into the valuation of the Common Stock Share Price of $5.00 per share. These factors value the SupPorter, Inc. at $50,000,000. There are currently 10,000,000 shares of issued Common Stock, and company is authorized to issue up to 100,000,000 shares of Common Stock. For this offering, 200,000 additional shares are being issued, making a new total amount of issued stock at up to 10,200,000. Based on the Common Stock Price of $5.00 per share and Utility Token Bonus Perk pursuant to the terms of this offering, Investors should only invest in our RATE should they believe the total value of the company meets or exceed $50,000,000.

USE OF PROCEEDS

We are seeking to raise a maximum of $1,000,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. Additionally, we anticipate another 4% to be used to pay other fees outside of Start Engine's 6% fee (Escrow fees, AML/KYC Fees, Confirmation of Investor Accreditation Fees, Bank surcharges, Chargeback Fees, Etc...).

Funds from this campaign will primarily be used to further development our platform/company, as well as marketing/advertising efforts to to last us at the minimum 6 months but as far as 7 years. Below is an estimated Use of Funds Allocation Schedule should we meet our maximum fundraising goal of $1,000,000.

50% Product and Company Development

- **Hiring blockchain engineers (personnel of which SupPorter has already identified)**
- **Staffing and Services Overhead**
- **Initial Tech and Inventory**

- Office Space
- Service Fees (AWS, Google, Apple, GoDaddy, etc...)
- Legal/Accounting
- Travel & Reimbursements

30% Client Onboarding and Growth

- Marketing
- Advertising & Sales
- CRM Cost
- Business Development and Strategic Partners
- Business and Sector Consultants

20% Reserve for Unforeseen Events and Opportunities

Should we not reach out maximum goal, the allocation focus will be placed more heavily on Marketing and Advertising expenses. Should we raise the minimum of $10,000, this amount will be used to increase awareness of our company and the company's mission of increasing transparency in the fundraising space through advertisements and strategic partnerships..

These identified Use of Proceeds are subject to change at the sole discretion of the Executive Officers and Directors based on the business needs of the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.supporterinc.io in a section clearly marked "Annual Financial Reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SupPorter, Inc.

[See attached]

Financial Statements

of
SUPPORTER, INC.
For the Period Ended December 31, 2016

Kathryn A. Yancey
Certified Public Accountant
5800 Mableton Parkway
Mableton, Georgia 30162-3467

Independent Accountant's Review Report

To Management
SUPPORTER, INC.
Dublin, GA 31021

I have reviewed the accompanying financial statements of SUPPORTER, INC. (a corporation), which comprise the balance sheet as of December 31, 2016 and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kathryn A. Yancey, CPA
Mableton, Georgia

April 6, 2018

SUPPORTER, INC.
Balance Sheet
December 31, 2016

ASSETS

Current Assets		
Cash in Bank - Operating	$ 529.98	
Total Current Assets		$ 529.98
Fixed Assets		
Other Assets		
Total Assets		$ 529.98

SUPPORTER, INC.
Balance Sheet
December 31, 2016

LIABILITIES AND EQUITY

Current Liabilities		
Long Term Liabilities		
Equity		
Capital Stock	550.00	
Current Income (Loss)	(20.02)	
Total Equity		529.98
Total Liabilities & Equity		$ 529.98

SUPPORTER, INC.
Income Statement
For the Period Ended December 31, 2016

	12 Months Ended Dec. 31, 2016	Pct
Revenue		
Operating Expenses		
Bank Charges	10.00	0.00
Credit Card Processing	10.02	0.00
Total Operating Expenses	20.02	0.00
Operating Income	(20.02)	0.00
Net Income (Loss)	$ (20.02)	0.00

SupPorter, Inc.
Statement of Retained Earnings
Year Ended December 31, 2016

Retained Earnings at Beginning of Year	$ -0-
Net Income (Loss)	(20.02)
Retained Earnings at End of Year	$ (20.02)

See accompanying notes.

SUPPORTER, INC.
Statement of Cash Flows
For the Period Ended December 31, 2016
INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

Cash Flow from Operating Activities			
Net Income (Loss)		$	(20.02)
Adjustments to Reconcile Cash Flow			
Decrease (Increase) in Current Assets			
Increase (Decrease) in Current Liabilities			
Cash Provided (Used) by Operations			(20.02)
Cash Flow From Investing Activities			
Sales (Purchases) of Assets			
Cash Flow From Financing Activities			
Cash (Used) or provided by:			
Capital Stock	550.00		
Cash Provided (Used) by Financing			550.00
Net Increase (Decrease) in Cash			529.98
Cash at End of Period		$	529.98

SupPorter, Inc.
Notes to Financial Statements
December 31, 2016

1. Nature of Organization and Significant Accounting Policies

Organization

SupPorter, Inc. is a corporation that helps nonprofits and political campaigns raise money. By utilizing BlockChain Technology, SupPorter acts as a "Smart Payment Processor" allowing organizations to raise and track money with efficiency and transparency.

Method of Reporting and Financial Statement Presentation

The financial statements of SupPorter are presented on the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP) in the United States of America.

As the company is in the start-up phase, there has been no revenue to this point, and minimal expenses.

Capital Structure

The company is organized as a corporation with 1000 common shares authorized at $1.00 par value.

Subsequent Events

Subsequent to December 31, 2016, the number of $1.00 par value common shares authorized was increased to 100,000,000. This action took place on April 5, 2018.

Financial Statements

of
SUPPORTER, INC.
For the Period Ended December 31, 2017

Kathryn A. Yancey
Certified Public Accountant
5800 Mableton Parkway
Mableton, Georgia 30162-3467

Independent Accountant's Review Report

To Management
SUPPORTER, INC.
Dublin, GA 31021

I have reviewed the accompanying financial statements of SUPPORTER, INC. (a corporation), which comprise the balance sheet as of December 31, 2017 and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kathryn A. Yancey, CPA
Mableton, Georgia

April 6, 2018

SUPPORTER, INC.
Balance Sheet
December 31, 2017

ASSETS

Current Assets		
Cash in Bank - Operating	$ 529.98	
Total Current Assets		$ 529.98
Fixed Assets		
Other Assets		
Total Assets		$ 529.98

SUPPORTER, INC.
Balance Sheet
December 31, 2017

LIABILITIES AND EQUITY

Current Liabilities			
Long Term Liabilities			
Equity			
Capital Stock	550.00		
Retained Earnings	(20.02)		
Total Equity			529.98
Total Liabilities & Equity		$	529.98

SUPPORTER, INC.
Income Statement
For the Period Ended December 31, 2017

	12 Months Ended Dec. 31, 2017	Pct
Revenue		
Operating Expenses		

SupPorter, Inc.
Statement of Retained Earnings
Year Ended December 31, 2017

Retained Earnings at Beginning of Year	$ (20.02)
Net Income (Loss)	-0-
Retained Earnings at End of Year	$ (20.02)

See accompanying notes.

SUPPORTER, INC.
Statement of Cash Flows
For the Period Ended December 31, 2017
INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

Cash Flow from Operating Activities		
Adjustments to Reconcile Cash Flow		
Decrease (Increase) in Current Assets		
Increase (Decrease) in Current Liabilities		
Cash Flow From Investing Activities		
Sales (Purchases) of Assets		
Cash Flow From Financing Activities		
Cash (Used) or provided by:		
Cash at Beginning of Period		529.98
Cash at End of Period	$	529.98

SupPorter, Inc.
Notes to Financial Statements
December 31, 2017

1. Nature of Organization and Significant Accounting Policies

Organization

SupPorter, Inc. is a corporation that helps nonprofits and political campaigns raise money. By utilizing BlockChain Technology, SupPorter acts as a "Smart Payment Processor" allowing organizations to raise and track money with efficiency and transparency.

Method of Reporting and Financial Statement Presentation

The financial statements of SupPorter are presented on the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP) in the United States of America.

As the company is in the start-up phase, there has been no revenue to this point, and minimal expenses.

Capital Structure

The company is organized as a corporation with 1000 common shares authorized at $1.00 par value.

Subsequent Events

Subsequent to December 31, 2016, the number of $1.00 par value common shares authorized was increased to 100,000,000. This action took place on April 5, 2018.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SupPorter is pending **StartEngine Approval.**



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SupPorter

Blockchain Fundraising Solutions

Small OPO · Atlanta, GA · Data/Analytics
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Bringing Charitable Giving into the 21st Century and onto the Blockchain

Invest in SupPorter

Almost 50% of people don't trust charities, and for good reason. Sometimes as little as 3% of a donation actually goes toward supporting the cause the donation was intended for (S*ource: Reader's Digest*).

That is why SupPorter is utilizing Blockchain Technology to bring transparency and efficiency to the fundraising space.

We believe SupPorter will provide a faster, cheaper and more transparent way to donate, all without requiring it's users to be crypto-literate. We also expect SupPorter to **greatly simplify the year-end filing process** for organizations participating on our platform (IRS Form 990, 1120, etc.).

An investment in SupPorter is an investment in every charitable organization on the planet. **It's a chance to invest in blockchain technology while also making a positive impact on our planet.**

Funds from this crowdfunding campaign will be used to finish development of our token and network (**which are currently working prototypes**) and to bring more charities and other organizations onto our platform (**which is already operational**). We anticipate that investors will be able to be able to use our token on our platform within a year of the closing of this offering.

Invest in SupPorter today. Help us modernize charitable giving!


BE A
SupPorter


SP
DONATE



Transparency for Use of Funds via the **Distributed Ledger**



Instant Settlement and Conversions via **Smart Contracts**



Virtually 0% Processing Fees via the **Blockchain**



Automated Year-End Filing via **The SupPorter Network**

"You can think of SupPorter as the new global standard for the fundraising industry."

\- SupPorter Founder and CEO Inman Porter

Investment Opportunity

Investment: Common Stock & SP Tokens

$5/share of Common Stock | When you invest you are betting the company's future equity value will exceed $51M.

Perks*
SP Tokens (the "**Tokens**")
The Offering includes 250 SP tokens, for every $5.00 invested. In addition, the following bonuses will apply.

$500+ — If you invest $500-$1,999, you will receive a **2% Discount Rate**.
$2,000+ — If you invest $2,000-$9,999, you will receive a **4% Discount Rate**.
$10,000+ — If you invest $10,000-$49,999, you will receive a **6% Discount Rate**.
$50,000+ — If you invest $50,000-$99,000, you will receive a **10% Discount Rate**.
$100,000+ — If you invest $100,000 you will receive a **15% Discount Rate**.

Description: SP Tokens will be an ERC20 Token built on the Ethereum Blockchain and function as the primary medium of exchange in a newly created decentralized donation marketplace. Organizations will be able to accept and track SP Tokens in a manner that is cheaper, faster and more transparent than the current FIAT alternatives.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

**All perks will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

The Ideal ICO (Who We Are)

SupPorter is a family company founded by four brothers: Inman, Asa, Guyton and Stephen Porter (SupPorter, get it?). “The Porter Boys” grew up in a political family, and after working for various campaigns and nonprofits, they realized that the fundraising process was outdated and inefficient. **By utilizing new innovations in blockchain technology, they realized that they could help organizations raise more money through a more comprehensive, efficient and transparent fundraising model.**

What makes SupPorter ideal for an ICO, is that it is a company that already exists in the fundraising space with an experienced team that knows first hand the problems facing the industry. **It’s not just another White Paper.** SupPorter has a working prototype, App and Website that already allows organizations to raise funds at the lowest fees in the industry. You can check it all out **here**.

SupPorter is positioned perfectly to be **one of the first companies capable of disrupting the massive fundraising industry** by taking its existing business model and merging it with new innovations in blockchain technology.

For more information on our team, please visit the "Team" Section of this campaign.



STARTUP GAMES
SUPPORTER
SP

(Left to Right) Founders Stephen, Inman and Asa Porter

The Market



In 2016, INDIVIDUAL DONORS drove the rise in philanthropic giving
And for only the sixth time in 40 years, all nine major philanthropy subsectors realized giving increases
$390.05 billion
Where did the generosity come from?*
Contributions by source
(by percentage of the total)
Giving by Individuals
3.9%
72%
$281.86 billion
increased 3.9 percent (2.6 percent when inflation-adjusted) over 2015
Giving by Foundations
3.5%
15%
$59.28 billion
was 3.5 percent (2.2 percent when inflation-adjusted) over 2015
Giving by Bequest
9.0%
8%
$30.36 billion
declined 9.0 percent (10.1 percent when inflation-adjusted) over 2015
Giving by Corporations
3.5%
5%
$18.55 billion
increased 3.5 percent (2.3 percent when inflation-adjusted) over 2015
The single largest contributor to the growth in total giving was an increase of $10.53 billion in GIVING BY INDIVIDUALS—offsetting declines from bequest giving.
Visit www.GivingUSA.org to learn more and to order your copy of Giving USA 2017: The Annual Report on Philanthropy for the Year 2016.
* All figures on this infographic are reported in current dollars unless otherwise noted.
Giving to international affairs comprised a larger percentage of total charitable giving in the United States, increasing from 4 percent to 6 percent in 2016.
Giving to environment/animals increased 7.2 percent in 2016, the largest gain of any subsector, outpacing growth in overall giving for the last two years.
Where are all of the charitable dollars going?
(as a percentage of the total)
Each charitable subsector grew in 2016 except for giving to individuals. Growth rates ranged from approximately 3–7 percent.
32% Religion $122.94 billion
15% Education $59.77 billion
12% Human Services $46.80 billion
10% To Foundations $40.56 billion
8% Health $33.14 billion
8% Public-Society Benefit $29.89 billion
5% Arts, Culture, and Humanities $18.21 billion
6% International Affairs $22.03 billion
3% Environment/Animals $11.05 billion
2% To Individuals $7.12 billion
Giving USA Foundation℠, The Giving Institute, and the Indiana University Lilly Family School of Philanthropy are pleased to continue their partnership in providing the most comprehensive, longest-running, and most rigorously researched resource on U.S. charitable giving, Giving USA: The Annual Report on Philanthropy. It is a privilege to report on Americans' generosity and related historical trends on U.S. charitable giving.
Giving USA
The Giving Institute
IUPUI

Many people don't think of the fundraising and donation space as it's own market, however it's one of the largest on the planet. In the United States alone, this market processed almost **$400 Billion** in 2016 and is expected to grow exponentially over time.

Source: Giving USA

How SupPorter Works (High-Level Overview)

You can think of SupPorter and our SP Token as a "Smart Payment Processing and Tracking System". Organizations will sign up with SupPorter **at no cost**, which will allow them to accept, deploy and track donations. Donations will be processed in a decentralized manner without the need for a centralized intermediary such as a bank. **This alone is expected to give an instant bump to an organization's bottom line by saving them 3-10% on processing fees.**

Donations will also be automatically tracked and recorded on the **Distributed Ledger, which should provide donors with peace of mind knowing that their donation is being used in the best possible way.** Organizations will be able to easily sort and analyse this data, as well as input them in financial reporting forms automatically. As an example, IRS Form 990 for Nonprofits is typically over 50 pages and usually takes an accountant weeks to complete. **With SupPorter, this process could take only minutes.**

The beauty of SupPorter, is that donors can still donate with FIAT currencies (for example US Dollars) and allow organizations to benefit from new innovations in Blockchain Technology. This is because **donations, regardless of currency, can be instantly converted into SP Tokens on the backend via Smart Contracts. We're not asking older, more generous but less tech-savvy donors to change the way they have been supporting organizations for years.**

Because there is a fixed supply, the SP Token is designed to grow in value as more organizations start using our platform and demand for the SP Token increases.

Meet Our Team







Inman Porter

Founder, Chief Executive Officer and Director

Inman Porter grew up in the Fundraising Space and knows firsthand the many problems facing the industry. His father was a State Legislator for 28 years and eventually ran for Governor of Georgia at the same time his Mother ran for Lt. Governor of Georgia. Inman has a professional background in finance and technology, but has been a part of hundreds of fundraisers throughout his life. Inman graduated with a Bachelor's degree in Banking and Finance from the University of Georgia, which included a semester studying Economics at Harvard University. After spending over 5 years working for large financial institutions in New York City (most recently an Associate at Barclays '14-'15 and a Manager at W.P. Carey '15-'17), Inman saw the pitfalls of the traditional FIAT currency system first hand and became passionate about cryptocurrencies, but more importantly, the underlying Blockchain Technology behind them. In early 2017, Inman quit his job in New York to start SupPorter, a Blockchain Fundraising Solutions company based out of The Atlanta Tech Village (America's 4th Largest Tech Hub). SupPorter's goal is to increase transparency and efficiency as it relates to the nonprofit and political campaign fundraising process. Inman the Founder and CEO of Porter Technologies, LLC. He served there from 1/1/16 - Present. His primary job is SupPorter, which he spends about 75 hours per week on.

Stephen Porter

Head of Finance

Stephen Porter is a senior accounting consultant in Grant Thornton's Human Capital Services Consulting Practice. Stephen has more than 7 years of compensation and human resources leadership experience in both the consulting and corporate environments. Prior to joining Grant Thornton in 2015, Stephen was an analyst at AXA-Equitable severing in the financial services industry and helping with clients' implementation of their retirement plans. Stephen then moved to Ryan, LLC as a senior consultant serving in their indirect tax practice specializing in motor fuel and excise tax. Stephen helped clients such as American Airlines, United Airlines, MasterCard and the Department of Defense with their excise and motor fuel refunds for federal and state tax.

Asa Porter

Head of Business Development

Before joining the SupPorter team, Asa worked on Capitol Hill in Washington D.C. After graduating from the University of Georgia, he began his career working in the office of a U.S. Senator, then for the Member of Congress that represented his district. During his time at Capitol Hill, Asa gained unique exposure to the inner workings of Washington D.C. and the fundraising methods behind it. Through his position, Asa built an impressive personal rolodex of high ranking political figures; which lead to him being recruited to work as a Special Advisor in the Department of Energy's (D.O.E.) Office of Energy Policy and Systems Analysis. While there, he helped to update the current American energy system, while also helping his team lead the way on the direction of the country's energy outlook, even representing the D.O.E. at the Ditchley Foundation's annual summit on global energy in Oxfordshire England. Asa currently works out of the Atlanta Tech Village and handles business development as well as all communication between SupPorter and various political entities.



Douglas Schwartz

Head of Operations

Douglas Schwartz has spent the last fifteen years of his life trading stocks and bonds. He graduated with a degree in Finance from The University of Georgia and spent the first five years of his career as a money manager. He started pivoting away from finance three years ago and has been a successful entrepreneur and independent investor. He currently sits on the board of three pre- revenue start-ups, runs a technology consulting firm, and has recently returned from an exploratory trip to India where he studied Blockchain, networked with engineers all over the country and recruited software engineering talent to join his growing companies.



Justin Michela

Head of Technology

Justin Michela is a technology enthusiast and blockchain aficionado who plays an integral role in the company's strategic technical direction, development, and growth. As SupPorter's Chief Technology Officer, Justin is responsible for establishing and leading the company's long-term technological vision. Justin Michela was most recently the Managing Partner at Foureyes Labs, a technology consulting firm with a history of building resilient products for the marketing and big data industries. In recent years he helped found, build, and sell multiple technology companies, bringing valuable startup experience to the team. Prior to his work in the startup space, Justin worked on financial products in the Global Payments Department at Amazon.com, as well as data and marketing-related technologies at Google. Justin holds Electrical and Computer Engineering degrees from the Georgia Institute of Technology, as well as a Business Masters from Duke's Engineering- Business program.



Pratik Padaliya

Head of Information Systems

Pratik Padaliya is a Techno-Entrepreneur with a Bachelor's in Computer Application and Master's in Business Administration. Pratik has more than 10 years of experience in working with both corporate clients and Entrepreneurs in new and cutting edge technologies. He is the founder and CEO of Etilox Solutions, a Technology company that builds software for corporate clients and consults on technology stacks, cyber security, design, UI and UX.   Over his career, Pratik has shown a unique capability to do business at ease as well as build a solid rapport with clients from different backgrounds including technical, non-technical, startups, small-to-mid size businesses, and enterprise level companies.



DuBose Porter

Advisor

DuBose Porter is the current Chairman of the Democratic Party of Georgia and has appeared multiple times in Georgia Trend's "100 Most Influential Georgians". DuBose served as a member of the Georgia House of Representatives from 1982 to 2011 and served as Minority Leader in the House from 2005 to 2011. He was previously Administration Floor Leader for Governor Zell Miller from 1991 through 1992 and ran for Governor of Georgia in 2010. While SupPorter is 100% Bipartisan, DuBose uses his experience and network to help facilitate strategic partnerships for SupPorter.



Guyton Porter

Advisor

Guyton Porter is currently a consultant at First Access Entertainment. He works in the branding division while in New York City with various musicians and models. Prior to working at FAE, he was the Entertainment Director at Paper Magazine. He first moved to NYC from Georgia to intern at Andy Warhol's Interview Magazine which lead to a full time position. Guyton currently helps with branding and marketing strategy at SupPorter, as well as handles client meetings in New York City.



Doug Busk

Advisor

Douglas Busk currently works at MSL as Managing Director of the Atlanta office. He previously worked for Coca-Cola where he developed & spearheaded the Coca-Cola Journey program. During his seven years at Coca-Cola, Doug drove strategic growth of the company's corporate social media channels and achieved exponential increase in social engagement. He also led the development and execution of digital training and capability-building worldwide. In an earlier role as Director of Connections Innovation at Coca-Cola, Busk led a global effort to empower the company's global marketing community to engage consumers in real time. In 2013, he spearheaded the creation and launch of the HUB Network, Coca-Cola's global social listening, analysis and engagement platform, connecting and harmonizing the real-time work of more than 2,000 social media marketers worldwide.Prior to that, he led project



Kashi Sehgal

Advisor

Kashi Sehgal is Co-Founder & CEO of Gigabark, an integrated mobile solutions company rooted in phone and text messaging technologies. She also serves as Founder & Executive Director of SuperNova South, the largest, most accessible, and most inclusive multi-disciplinary tech and innovation conference in the Southeast. Kashi is also Director of Strategy and Business Development for The Manipal Group, a multi-billion dollar conglomerate with an array of business interests across media, manufacturing, education, fintech, and more. Kashi graduated from The George Washington University and is actively engaged in the Atlanta community.

management and development for Verizon Wireless and Cingular. At Verizon he drove the creation of the nation's first cross-carrier nonprofit fundraising capability via text messaging, which, in 2010, raised more than $40 million for the Red Cross' Haiti earthquake relief efforts.



Martin Fleischmann

Marketing Advisor

Marty is a veteran marketing-focused entrepreneur and executive. Marty chairs the Atlanta Business Chronicle's 40 Under 40 Alumni Group, serves on the 21st Century Leaders board, and has three great kids. He earned a B.A. magna cum laude with distinction in Economics from Yale and an MBA from Wharton Business School. Now he helps young companies with their marketing/leadership challenges, is Entrepreneur in Residence at a new accelerator called The Farm at Comcast, and is creating a new type of collaborative senior advisory firm called The Executive Collective.



Cameron Greene

Community Manager

Cameron Greene is the social media and community manager for SupPorter. Cameron is an Atlanta native with over 7 years of experience in social media and marketing with a strong background in photography, PR, and copywriting. She graduated Cum Laude with additional honors from the Honor's Program with a degree in Marketing and a certificate in Professional Selling from the University of Georgia. She is the owner of the Atlanta based social media firm, Social Media Solutions, LLC, which specializes in account management, consulting, content creation, photography, and engagement for companies across all industries nationwide. Cameron has served as a social media expert witness in a criminal court hearing for the Fulton County Superior Court and was interviewed by CBS46 Atlanta for her knowledge about social media bots and how they played a role in the 2016 Presidential Election.



Blake Ramsay

Compliance Advisor

Blake Ramsay attended The University of Georgia then obtained a law degree at Samford University, where he graduated in the top 20% of his class while also actively competing in trial advocacy competitions and volunteer organizations. Wanting to compete with the best of the best, Mr. Ramsay moved to California and passed the California Bar Exam (the year he took the exam the pass rate was a nation-wide low of 47%). Embarking on his law career, his early practiced focused on defending medical professionals and organizations in litigation. Currently, he is an active litigator with nearly 7 trials completed in the past year. As a legal advisor to SupPorter, Mr. Ramsay brings a honed, legal mind that is able to preempt potential pitfalls and put into practice creative, efficient methods of dealing with legal concerns.



Sumit Singhal

Blockchain Development Advisor

Sumit Singhal is an experienced IT professional and entrepreneur with more than 10 years of experience in the industry. He is an Engineering Graduate with an executive PGP in Business Analytics. Sumit has experience working across locations including Asia, North America and Europe. He was even named a fellow at Startup Leadership Program 2012-13. Sumit is passionate about Startups, Blockchain, Data Science, Agile, Software Development, and Quality Assurance. He loves to keep track of all the happenings around the Technology Space and has experience working in a variety of domains including insurance, personal finance, retail, supply chain, and healthcare. Sumit has been following and working in the Blockchain space for quite some time both as a Blockchain Consultant and as a cryptocurrency Investor. In his current role, he has been actively involved in Blockchain Projects/POCs.



Clark Seydel

Business Advisor

Clark's career has been defined by the partnerships he has created. From Google + and Dell to the top paper and packaging companies, Clark has been able to create and nurture successful partnerships. This along with his degree in journalism has helped Clark grow his network and relationships with media conglomerates, persons within politics, NGOs, and nonprofits. As a corollary Clark co-founded the Collective at the Sundance Film Festival which serves as a conversation platform for some of the world's leading entrepreneurs. Clark also has a proven track record in sales and revenue generation with the Seydel Companies. Clark loves journalism, film and sports.



John David Hanna

Business Advisor

John Hanna is an Atlanta Native and attended the University of Georgia where he studied business and accounting. John started his career in Equity Research at Suntrust, and now works in wealth management for Merrill Lynch. John has also always been intrigued with Venture Capital and entrepreneurial ideas. He has invested in numerous startup companies over the years, from the tech space to the financial service space. His experience working in financial services for the last 6 years and investments in venture capital makes him a valuable resource to SupPorter's advisory board.



Jonathan Nwiloh

Legal Advisor

Jonathan is an associate attorney at Moore Ingram Johnson & Steele, LLP. He practices in the areas of Taxation, Estate Planning, and Corporate law. Prior to beginning his career at MIJS, he received his LL.M. in Taxation from the University of Florida, his J.D. from the Walter F. George School of Law - Mercer University, and his B.A. in Economics from the University of Georgia. Over the years, Jonathan has developed a passion for start-ups and cryptocurrencies. He intends to use his passion and knowledge to become a contributing member of SupPorter's advisory board.



Austin Mills

Legal Advisor

Austin Mills is an attorney in Morris, Manning & Martin's Corporate Technology Practice and the Chair of the Blockchain and Cryptocurrency Group. His primary areas of concentration include technology transactions, blockchain, cryptocurrency, payments, financial technology and privacy and security. Austin has advised several clients in connection with Token Sales/ICOs and other blockchain-related initiatives, such as cryptocurrency issuance, smart contracts, decentralized applications and exchanges.



Anna Marie Hanna

Community Advisor

Anna Marie Hanna graduated from the University of Georgia with a degree in Marketing and area of emphasis in Digital Marketing. She has always had a constant connection with nonprofits. Throughout college, she was heavily involved in volunteering with the organization ESP (Extra Special People), which serves children and young adults with developmental disabilities and their families. The summer after her junior year, she landed an internship with Children's Healthcare of Atlanta in their Foundation department. Anna Marie currently works as a Logistics Coordinator for Make-A-Wish Georgia and assists SupPorter with their social media and nonprofit cultivation.



Randall Pires

Community Advisor

After graduating from Georgia Tech with an engineering degree, Randall Lee Pires spent the next 10 years working internationally, mostly in Africa. Randall started his career as a project engineer helping to build the largest LNG plant in the world in Angola. Afterwards Randall started his own ISP company and served internet to thousands of users across 4 times zones in Africa, until South Sudan relapsed into civil war. Randall has lived on 6 continents over the last decade and specializes in developing countries, and cutting edge technologies. He has extensive experience and knowledge with tech startups, including blockchain software and hardware sectors. He also volunteers at the Government Blockchain Association, where he is a core member of GBA-Global and the President of GBA-ATL Chapter.



Nicolas Kammerdiener

Full Stack Blockchain Advisor

Nicolas is a Full Stack Blockchain Developer with and current partner at Traxion, a small Business Mastery Startup based out of Atlanta. While finishing up his Major in Applied Computer Science and Minor in Information Security and Assurance from Kennesaw State University, he worked with a group of classmates to make a Foreign Exchange Prediction Neural Network and was successful in predicting trends within the Foreign Exchange Market. Exploring his passion for Machine Learning, his Honor's College Senior Capstone involved predicting College Football Coach win percentages using a Neural Network. Nicolas has also worked on multiple smaller Blockchain Applications as Proofs of Concept for larger applications. Having a background in IT Networking encourages Nic to work through the challenges presented within a Blockchain Network.

Offering Summary

Maximum 200,000 Share of Common Stock ($1,000,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 Shares of Common Stock ($10,000)

Company	SupPorter, Inc.
Corporate Address	Atlanta Tech Village 3423 Piedmont Rd NE Atlanta, GA 30305
Description of Business	Blockchain Fundraising Solutions
Type of Security Offered	Common Stock and SP Tokens
Purchase Price of Security Offered	$5.00 per Share of Common Stock
Minimum Investment Amount (per investor)	$500

Perks

The Offering includes 250 SP tokens for every $5.00 invested. In addition, the following bonuses apply, and these tokens are subject to the Discount Rates and Terms noted below.

Token Discount Rates:

$500+ — If you invest **$500-$1,999**, you will receive a **2%** Discount Rate.

$2,000+ — If you invest **$2,000-$9,999**, you will receive a **4%** Discount Rate.

$10,000+ — If you invest **$10,000-$49,999**, you will receive a **6%** Discount Rate.

$50,000+ — If you invest **$50,000-$99,000**, you will receive a **10%** Discount Rate.

$100,000+ — If you invest **$100,000** you will receive a **15%** Discount Rate.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

Terms of Tokens

SP Tokens

Description: SP Tokens will be an ERC20 Token built on the Ethereum Blockchain and function as the primary medium of exchange in a newly created decentralized donation marketplace. Organizations will be able to accept and track SP Tokens in a manner that is cheaper, faster and more transparent than the current FIAT alternatives.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** No plans at this time
- **Expected Network Launch date:** 2019
- **Total amount of Tokens authorized for creation:** 1,000,000,000,000
- **Amount of Tokens or Rights to Tokens already issued:** None
- **Will they be listed on Exchanges:** The SP Token may be listed on Exchanges should it be deemed beneficial to token holders.
  - **if so, which:** Unknown at this time

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the JonCoin tokens, since they will trade independently.

The 10% Bonus for StartEngine Shareholders

FidoTV Channel, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Common Stock at $5 / share, you will receive 2 Common Stock bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Narrator: People don't trust charities, and for good reason. This trillion dollar industry is plagued with scandal and rampant irresponsible spending. Sometimes, as little as 3% of a donation actually supports the cause it was intended for. So what happened to the other 97%? Unfortunately, there's never been a real way of finding out. That is, until now.

Introducing SupPorter, the world's first Blockchain Enabled Donation Processing System, for Nonprofits and Political Campaigns. SupPorter utilizes new, cutting edge innovations in Blockchain Technology to shed some light on an otherwise dark and inefficient fundraising space. SupPorter will provide a faster, cheaper and more transparent way to donate.

So how does it work exactly? Simple. Organizations will sign up with SupPorter at no cost, which will allow them to accept, deploy and track SP Tokens. These tokens will be processed in a decentralized manner via the open, secured, Ethereum Blockchain, and without the need for a centralized intermediary such as a bank. This alone is expected to give an instant bump to an organization's bottom line by saving them 3-15% on processing fees.

Donations will be automatically recorded on the Distributed Ledger, and the use of Smart Contracts will give donors the ability to implement "Conditional Giving". Meaning, donations can only be executed if certain requirements are met. This will provide donors with complete security knowing that their donation is being used as intended.

SupPorter is also expected to radically simplify the Year-end filing process. Data from the Distributed Ledger can easily be sorted, analyzed and inputted into financial reporting forms. For example, IRS Form 990 is currently a huge headache for Nonprofits. This form is typically over 50 pages and can take a team of accountants weeks to complete. With SupPorter, this process could be completed in a matter of minutes.

The beauty of SupPorter, is that donors don't have to use cryptocurrencies. This is because donations, regardless of currency, can be seamlessly converted into SP Tokens on the front and back-end. This means we're not asking older, more generous but less tech-savvy donors to change the way they have been supporting organizations for years.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.